Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule TO
(Form Type)

Millicom International Cellular S.A.
(Name of Subject Company (Issuer))

Atlas Luxco S.à r.l.
(Offeror)
a wholly owned subsidiary of

Atlas Investissement S.A.S.

(Affiliate of Offeror)

a majority-owned subsidiary of

NJJ Holding

(Affiliate of Offeror)

wholly-owned by

Xavier Niel

(Affiliate of Offeror)

Maxime Lombardini
(Affiliate of Offeror)

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Table 1 - Transaction Valuation

	Transaction Valuation*	Fee Rate	Amount of Filing Fee**
Fees to be Paid	$212,748,792.50	0.0001476	$31,401.72
Fees Previously Paid	$2,910,934,320.00		$429,653.91
Total Transaction Valuation	$3,123,683,112.50
Total Fees Due for Filing			$461,055.63
Total Fees Previously Paid			$429,653.91
Total Fee Offsets			$0
Net Fee Due			$31,401.72

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying the product of (i) USD $25.75, which is the cash offer price for the common shares of Millicom International Cellular S.A., nominal value $1.50 per share (the “Common Shares”) and Swedish Depositary Receipts representing Common Shares, each Swedish Depositary Receipt representing one Common Share, (each, an “SDR,” and collectively, the “SDRs,” and together with the Common Shares, the “Shares”) by (ii) 121,308,082 Shares issued and outstanding as of August 2, 2024, which is the difference between (a) 172,096,305 Shares issued as of August 2, 2024 minus (b) 821,489 Shares held in treasury and (c) 49,966,734 Shares held by the Purchaser Group.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, was calculated by multiplying $3,123,683,112.50 by 0.0001476.